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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                         PYRAMID TECHNOLOGY CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         PYRAMID TECHNOLOGY CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   747236107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               RICHARD H. LUSSIER
                            CHIEF EXECUTIVE OFFICER
                         PYRAMID TECHNOLOGY CORPORATION
                              3860 N. FIRST STREET
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 428-9000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                            DOUGLAS H. COLLOM, ESQ.
                              AARON J. ALTER, ESQ.
                       WILSON, SONSINI, GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (415) 493-9300

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Pyramid Technology Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 3860 N. First Street, San Jose, California 95134. The title and the class of equity securities to which this statement relates is the Common Stock of the Company, $.01 par value per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

  This statement relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated January 27, 1995 (the "Schedule 14D-1"), of Siemens Nixdorf Mid-Range Acquisition Corp. ("Purchaser"), a Delaware corporation and wholly owned subsidiary of Siemens Nixdorf Informationssysteme AG, a corporation organized under the laws of the Federal Republic of Germany ("SNI AG"), to purchase all of the outstanding Shares at a price of $16.00 per Share, net to the seller in cash without interest, subject to certain conditions set forth including, without limitation, that there shall have been validly tendered at least the number of Shares that when added to the Shares owned by SNI AG or any of its subsidiaries will constitute a majority of outstanding Shares (the "Minimum Condition"). The Offer is being made by Purchaser pursuant to the Agreement and Plan of Merger, dated as of January 20, 1995 (the "Merger Agreement"), among the Company, SNI AG and Purchaser, a copy of which is filed as Exhibit 2.1 to this statement and is incorporated herein by reference. Subject to certain terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger") as soon as practicable after the expiration of the Offer and the Company will be the surviving corporation (the "Surviving Corporation") in the Merger. The Schedule 14D-1 states that the address of the principal executive offices of SNI AG is Otto-Hahn-Ring 6, 81739 Munich, Germany and the address of the principal executive offices of Purchaser is 1301 Avenue of the Americas, New York, New York 10019-6022. Copies of the press releases issued by the Company and SNI AG on January 27, 1995 are filed as Exhibit 99.1 and Exhibit 99.2 to this statement, respectively, and are incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

  (b) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates are described in the Company's Information Statement in sections entitled "BOARD OF DIRECTORS--Director Compensation" and "CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS" and "EXECUTIVE OFFICER COMPENSATION." The Company's Information Statement as mailed to the Company's stockholders on January 27, 1995 (the "Information Statement") is attached hereto as Annex A, filed as Exhibit 20.1 to this statement and is incorporated herein by reference. In addition, certain contracts, agreements, arrangements and understandings relating to the Company and/or the Company's directors, executive officers and affiliates are contained in the Merger Agreement, and are described below under "Merger Agreement," "Additional Agreements, Arrangements and Understandings" and "Present Transactions and Intent with Respect to Securities."

MERGER AGREEMENT

  The following summary of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. Capitalized terms not otherwise defined in the following description of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement.

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  The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 14 hereof. Purchaser and SNI AG have agreed that no change in the Offer may be made which decreases the price per Share payable in the Offer, reduces the maximum number of Shares to be purchased in the Offer, imposes conditions to the Offer in addition to those set forth in Section 14 hereof, changes the form of consideration payable in the Offer or amends any other terms of the Offer in a manner adverse to the Company's stockholders.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Delaware Law, at the Effective Time, Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation (the "Surviving Corporation") and will become an indirect wholly owned subsidiary of SNI AG. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Purchaser, SNI AG or any direct or indirect wholly owned subsidiary of SNI AG or of the Company and any Shares which are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Delaware Law) shall be automatically converted into, and exchanged for, the right to receive the Merger Consideration.

  Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one share of common stock, par value $.01 per share, of the Surviving Corporation.

  The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, unless otherwise determined by SNI AG prior to the Effective Time, the Certificate of Incorporation of Purchaser will be the Certificate of Incorporation of the Surviving Corporation. The Merger Agreement also provides that the By-Laws of Purchaser, as in effect immediately prior to the Effective Time, will be the By-Laws of the Surviving Corporation.

  Agreements of SNI AG, Purchaser and the Company. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the Transactions (the "Stockholders' Meeting"). If Purchaser acquires at least a majority of the outstanding Shares, Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

  The Merger Agreement provides that the Company will, if required by applicable law, as soon as practicable following consummation of the Offer, file with the Commission under the Exchange Act, and use its best efforts to have cleared by the Commission, a proxy statement and related proxy materials (the "Proxy Statement") with respect to the Stockholders' Meeting and will cause the Proxy Statement to be mailed to stockholders of the Company at the earliest practicable time. The Company has agreed, subject to its fiduciary duties under applicable law as advised by counsel, to include in the Proxy Statement the recommendation of the Board that the stockholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby and to use its best efforts to obtain such approval and adoption. SNI AG and Purchaser have agreed to cause all Shares then owned by them and their subsidiaries to be voted in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby. The Merger

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Agreement provides that, in the event that Purchaser shall acquire at least 90 percent of the then outstanding Shares, SNI AG, Purchaser and the Company agree, at the request of Purchaser, to take all necessary and appropriate action to cause the Merger to become effective as promptly as reasonably practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with Delaware Law.

  Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the Effective Time, unless SNI AG shall otherwise agree in writing, the businesses of the Company and its subsidiaries (the "Subsidiaries" and, individually, a "Subsidiary") will be conducted only in, and the Company and the Subsidiaries will not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company will use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with which the Company or any Subsidiary has significant business relations. The Merger Agreement provides that by way of amplification and not limitation, and except as contemplated therein, neither the Company nor any Subsidiary will, between the date of the Merger Agreement and the Effective Time, directly or indirectly do, or propose to do, any of the following, without the prior written consent of SNI AG: (a) amend or otherwise change its Certificate of Incorporation or By-laws or equivalent organizational documents;
(b) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (i) any shares of capital stock of any class of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary (except for the issuance of a maximum of 3,449,923 Shares issuable pursuant to employee stock options outstanding on the date of the Merger Agreement, and except for the grant of stock options under the Company's Stock Option and Purchase Plans (and the resulting issuance of shares thereunder) consistent with established practice to certain new employees of the Company hired after December 7, 1994 or (ii) any assets of the Company or any Subsidiary, except for sales of products in the ordinary course of business and in a manner consistent with past practice; (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock; (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, other business organization or any division thereof or any material amount of assets, (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business and consistent with past practice, (iii) enter into any contract or agreement other than in the ordinary course of business, consistent with past practice, (iv) other than in the ordinary course of business, consistent with past practice, authorize any single capital expenditure which is in excess of $250,000 or capital expenditures which are, in the aggregate, in excess of $500,000 for the Company and the Subsidiaries taken as a whole, or (v) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the foregoing matters; (f) other than pursuant to disclosed policies or agreements of the Company or any of its Subsidiaries in effect on or prior to the date of the Merger Agreement increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees of the Company or any Subsidiary who are not officers of the Company, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit/sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee; (g) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures; (h) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability; (i) pay, discharge or satisfy any claim, liability or obligation

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(absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities incurred in the ordinary course of business and consistent with past practice; (j) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger); (k) settle or compromise any pending or threatened suit, action or claim which is material or which relates to any of the Transactions; or (l) take or offer or propose to take, or agree to take in writing, or otherwise, any of the actions described above or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect as of the date when made if such action had then been taken, or would result in any of the offer conditions not being satisfied.

  The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as shall give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence), multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company will, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Merger Agreement also provides that, at such times, the Company will cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board of (i) each committee of the Board,
(ii) each board of directors of each domestic Subsidiary and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Until the earlier of (i) the time Purchaser acquires a majority of the then outstanding Shares on a fully diluted basis and (ii) the Effective Time, the Company has agreed to use its best efforts to ensure that all the members of the Board and each committee of the Board and such boards and committees of the domestic Subsidiaries as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Board and of such boards and committees.

  The Merger Agreement provides that following the election or appointment of Purchaser's designees in accordance with the immediately preceding paragraph and prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-Laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of SNI AG or Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of those directors of the Company then in office who were neither designated by Purchaser nor are employees of the Company.

  Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Effective Time, the Company will, and will cause the Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries to, afford the officers, employees and agents of SNI AG and Purchaser complete access at all reasonable times to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary, and will furnish SNI AG and Purchaser with all financial, operating and other data and information as SNI AG or Purchaser, through its officers, employees or agents, may reasonably request and SNI AG and Purchaser have agreed to keep such information confidential, except in certain circumstances.

  The Company has agreed that neither it nor any Subsidiary will, and neither the Company nor any Subsidiary will permit any officer, director or agent to solicit, initiate or encourage the submission of any proposal or offer from any person relating to any acquisition or purchase of all or (other than in the ordinary course of business) any portion of the assets of, or any equity interest in, the Company or any Subsidiary or any business combination with the Company or any Subsidiary (whether by a tender offer, exchange offer, merger, consolidation or otherwise), participate in any negotiations regarding, or furnish to any other person

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any information with respect to, any of the foregoing (an "Acquisition
Proposal"). The Merger Agreement requires the Company immediately to cease and cause to be terminated any existing discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. The Company has also agreed to notify SNI AG promptly if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and, in any such notice to SNI AG, to indicate in reasonable detail the identity of the person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or contact. The Company has also agreed not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party, except to the extent required by fiduciary obligations under applicable law as advised by independent counsel.

  Notwithstanding the foregoing, the Merger Agreement provides that, to the extent required by fiduciary obligations under applicable law as advised by independent counsel, the Company may, in response to an Acquisition Proposal which was not solicited after the date of this Agreement, participate in discussions or negotiations with, or furnish information with respect to the Company pursuant to a confidentiality agreement in reasonably customary form, to any person. The Merger Agreement further provides that following the receipt of an Acquisition Proposal, which the Board of Directors of the Company, after consultation with and based on the advice of independent legal counsel and its financial advisor, determines in good faith to be more favorable to the Company's stockholders than the Offer and the Merger (a "Superior Proposal"), the Company may, upon payment of the Fee and Expenses (as defined hereafter) as required by Section 8.01(d)(ii) of the Merger Agreement, terminate the Merger Agreement and accept such Superior Proposal, and the Board of Directors of the Company may approve or recommend such Superior Proposal and, in connection therewith, withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger. None of the foregoing shall prohibit the Company or its Board of Directors from (i) taking, and disclosing to the Company's stockholders, a position with respect to an Acquisition Proposal pursuant to Rules 14d-9 and 14e-2(a) under the Exchange Act or (ii) making any disclosure to the Company's stockholders that, in the judgment of the Board of Directors of the Company, is required under applicable law.

  The Merger Agreement provides that, in accordance with the terms of the Company's Executive Officers Nonstatutory Stock Option Plan and Amended and Restated Directors' Option Plan and Share Option Scheme for U.K. Executives (collectively, the "non-1982 Stock Option Plans"), each outstanding employee or director stock option to purchase Shares granted under any non-1982 Stock Option Plan will be made exercisable on the date this Merger Agreement is signed, regardless of whether they would otherwise be exercisable under the terms of such non-1982 Stock Option Plan. Any non-1982 Plan Option not exercised by the Effective Time will be cancelled by the Company and no payment shall be made therefor. The Merger Agreement provides that each outstanding employee or director stock option to purchase Shares (a "1982 Plan Option") granted under the Company's amended 1982 Incentive Stock Option Plan will be made exercisable on the date that Purchaser accepts for payment Shares tendered pursuant to the Offer regardless of whether such stock options would otherwise be exercisable under the terms of the Amended 1982 Incentive Stock Option Plan. The Merger Agreement provides further that, on such date, each 1982 Plan Option, other than any 1982 Plan Option that was granted to any "officer" (as that term is defined in Rule 16a-1(f) promulgated by the SEC) of the Company (a "Section 16 Insider Option") will be cancelled without further action required on the part of the holder of such option, in exchange for the right to receive, as soon as practicable following Purchaser's acceptance for payment of Shares tendered pursuant to the Offer, a cash payment by the Purchaser to the holder in an amount equal to the excess, if any, of $16.00 over the exercise price per share of the 1982 Plan Option minus applicable withholding. Each outstanding
Section 16 Insider Option shall be treated in one of two ways. First, with respect to Section 16 Insider Options that were granted at any time before the date that is six months prior to the Effective Time (the "Old Insider Options"), such options must be exercised immediately following their vesting acceleration; to the extent that such Old Insider Options are not so exercised, they will be cancelled by the Company and no payment will be made therefor. Second, with respect to Section 16 Insider Options that were granted at any time on or after the date that is

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six months prior to the Effective Time (the "Recent Insider Options"), such options will remain outstanding in accordance with their terms (amended as provided below) and will not be affected in any way by the consummation of the Merger, except for their becoming exercisable in full pursuant to the first sentence of this subsection. As soon as practicable following the Effective Time, but at least six months after the grant date of any Recent Insider Option, Parent, in its capacity as sole stockholder of the Surviving Corporation, will approve amendments to the Amended 1982 Incentive Stock Option Plan to provide (a) that upon exercise of a Recent Insider Option, the holder will receive an amount in cash per Share equal to the excess, if any, of $16.00 over the exercise price per share of the Recent Insider Option, minus applicable withholding, and (b) that each Recent Insider Option that has not been exercised as of July 31, 1995 will be cancelled by the Surviving Corporation on such date and no payment shall be made therefor.

  With respect to the Company's 1987 Employee Stock Purchase Plan (the "Purchase Plan"), the Merger Agreement provides that the offering period currently in progress will be shortened by setting a new exercise date which will be the date immediately preceding the Effective Time (the "New Exercise Date"). The Purchase Plan will terminate immediately following the purchase of Shares on the New Exercise Date.

  The Merger Agreement provides that SNI AG will cause the Surviving Corporation, for a period of at least two years following the acceptance of Shares by Purchaser pursuant to the Offer, to continue to provide the employees of the Surviving Corporation with the employee pension, welfare and fringe benefits currently in effect (except that as soon as practicable following the Effective Time, SNI AG will cause the Surviving Corporation to amend the Surviving Corporation 401(k) plan to effect an appropriate increase to the rate of employer matching contributions and/or discretionary contributions so as to compensate the employees for the termination of the Purchase Plan) or substitute benefits that are substantially comparable to, and in the aggregate no less favorable than, such employee pension, welfare and fringe benefits.

  Pursuant to the Merger Agreement, as soon as practicable following the Effective Time, SNI AG will cause the Surviving Corporation to implement a phantom equity or long-term incentive program instead of the stock option plans as currently in effect to reward revenue growth and profitability over a three year period, which program will be designed by SNI AG following good faith consultation with the Surviving Corporation's senior management and under which program potential payments shall be at a level consistent with the objective of preserving the entrepreneurial character of the Surviving Corporation. Such program will also contain provisions providing for the conversion of awards into common equity of the Surviving Corporation in the event of an initial public offering of the common equity of the Surviving Corporation.

  The Merger Agreement provides that SNI AG will cause the Surviving Corporation to retain the Management Incentive Plan (the "MIP") until September 30, 1995, as modified as provided below, with the same employees remaining eligible for bonuses thereunder. The amounts payable to each of the Surviving Corporation's executive officers participating in the MIP will be increased by 30%. Each other participant in the MIP will be given the right to elect, no later than 30 days following the Effective Time, either (i) the 30% increase described in the immediately proceeding sentence or (ii) a guaranteed minimum bonus equal to 50% of such participant's bonus at 100% target performance. The Merger Agreement provides further that appropriate adjustments will be made to the plan target levels to eliminate the effect of legal, investment banking and other extraordinary fees and expenses incurred by the Surviving Corporation as a consequence of the transactions effected pursuant to the Merger Agreement and the preparation and negotiations leading thereto.

  Pursuant to the Merger Agreement, SNI AG will cause the Surviving Corporation to establish a bonus system for selected non-MIP, non-sales employees which will reward milestones, for example, in the development of products. As soon as practicable following the Effective Time, SNI AG will cause the Surviving Corporation to enter into retention bonus agreements with up to 30 employees of the Surviving Corporation to be identified by mutual agreement of SNI AG and senior management of the Company. Such

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retention bonus agreements will be in a form to be established by SNI AG following good faith consultation with senior management of the Surviving Corporation and will provide each covered employee with the opportunity to receive a retention bonus (in addition to any bonus payable under the MIP or other annual bonus plan) of up to 100% of such employee's base salary on the second anniversary of the Effective Time, subject to such employee being employed by the Surviving Corporation on such anniversary date.

  Pursuant to the Merger Agreement, the Surviving Corporation and SNI AG agree that for a period ending not sooner than the sixth anniversary of the Effective Time, the Surviving Corporation will maintain all rights to indemnification (including with respect to the advancement of expenses incurred in the defense of any action or suit) existing on the date of this Agreement in favor of the present and the former directors, officers, employees and agents of the Company as provided in the Company's Certificate of Incorporation and By-laws and as set forth in the Indemnification Agreements listed in Section 6.07 of the Disclosure Schedule to the Merger Agreement (true and correct copies of which have been made available to Purchaser), in each case as in effect on the date of the Merger Agreement, and that during such period, the Certificate of Incorporation and By-laws of the Surviving Corporation will not be amended to reduce or limit the rights of indemnity afforded to the present and former directors, officers, employees and agents of the Company, or the ability of the Surviving Corporation to indemnify them, nor to hinder, delay or make more difficult the exercise of such rights or indemnity or the ability to indemnify.

  The Merger Agreement provides that SNI AG and the Surviving Corporation will use their respective reasonable best efforts to maintain in effect for three years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event will the Surviving Corporation be required to expend more than an amount per year equal to 150% of the current annual premiums paid by the Company for such insurance (which premiums the Company has represented to SNI AG and Purchaser to be $533,000 in the aggregate).

  The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto will (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act and any other applicable statutes or regulations with respect to the Transactions and (ii) use all reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, using all reasonable best efforts to obtain all licenses, permits (including, without limitation, Environmental Permits), consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the Transactions and to fulfill the conditions to the Offer and the Merger. SNI AG will give notice promptly to the Chairman of the Committee on Foreign Investment in the United States pursuant to Section 721 of the Defense Production Act of 1950, as amended, and the regulations promulgated thereunder (the "Exon-Florio Provision") of the Transactions, and each of the parties to the Merger Agreement agree to make additional filings and submissions as may be reasonably necessary under the Exon-Florio Provision in respect of the Transactions. Pursuant to the Merger Agreement, SNI AG and the Company agree to consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act, the Exon-Florio Provision, the pre-notification requirements of any foreign jurisdiction, or any other federal or state antitrust or fair trade law.

  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement are required to use their reasonable best efforts to take all such action.

  The Merger Agreement provides that, no later than five days after the execution of the Merger Agreement, the Company will notify the New Jersey Department of Environmental Protection and Energy (the "NJDEPE") of the Offer and the other Transactions (including, without limitation, the Merger) pursuant to the requirements of ISRA. Immediately thereafter, the Company will make application to the NJDEPE for a negative declaration or a remediation agreement as appropriate under ISRA. SNI AG will cooperate with and assist the Company in any reasonable manner in connection with obtaining such negative declaration or remediation agreement. The Company will not enter into any remediation agreement without the prior written consent of SNI AG. SNI AG and Purchaser agree to offer to enter into any remediation agreement with the NJDEPE pursuant to the requirements of ISRA as may be necessary to permit the consummation of the Transactions unless such remediation agreement would have a Material Adverse Effect. See Section 15.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company and Seller as to the absence of certain changes or events concerning the Company's business, compliance with law, litigation, employee benefit plans, real property and leases, trademarks, patents and copyrights, environmental matters, material contracts and insurance.

  Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote of the stockholders of the Company to the extent required by Delaware Law and the Company's Certificate of Incorporation;
(b) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act and any other applicable statutes or regulations shall have expired or been terminated and the Company shall have obtained a negative declaration or executed a remediation agreement with the NJDEPE pursuant to the requirements of ISRA; (c) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by SNI AG or Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the Transactions; and
(d) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall not be applicable to the obligations of SNI AG or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

  Termination; Fees and Expenses. The Merger Agreement provides that it may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the Transactions by the stockholders of the Company (provided, however, that if Shares are purchased pursuant to the Offer, SNI AG or Purchaser may not in any event terminate the Merger Agreement): (a) by mutual written consent duly authorized by the Boards of Directors of SNI AG, Purchaser and the Company; (b) by SNI AG, Purchaser or the Company if (i) the Effective Time shall not have occurred on or before July 31, 1995; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date, or (ii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling or shall have taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (c) by SNI AG if (i) as the result of a failure of any condition set forth in Section 14 hereof, (A) Purchaser shall have failed to commence the Offer within 60 days following the date of the Merger Agreement, (B) the Offer shall have terminated or expired in accordance with its terms without Purchaser having accepted any Shares for payment thereunder or (C) Purchaser shall have failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer (or where applicable under the conditions to the Offer set forth in Section 14, within the 120-day period specified therein), unless the occurrence of the event set forth in any of clause (A), (B) or (C) above shall have been caused by or resulted from the failure of SNI AG or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by SNI AG or Purchaser of any material representation or warranty of either of them contained in the Merger Agreement (including where such occurrence results from an action by the Company permitted under the Merger Agreement's non-solicitation provision that results from such failure or material breach by SNI AG or Purchaser) or (ii) prior to the purchase of Shares pursuant to the Offer, the Board or any committee thereof shall have withdrawn or modified in a manner adverse to Purchaser or SNI AG its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other Transaction or shall have recommended another Acquisition Proposal, or shall have resolved to do any of the foregoing; or (d) by the Company, upon approval of the Board, if (i) as the result of the failure of any of the conditions set forth in Section 14 hereof,
(A) Purchaser shall have failed to commence the Offer within 60 days following the date of the Merger Agreement, (B) the Offer shall have terminated or expired in accordance with its terms without Purchaser having accepted any Shares for payment thereunder or (C) Purchaser shall have failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer (or where applicable under the conditions to the Offer set forth in Section 14, within the 120-day period specified therein), unless the occurrence of the event set forth in any of clauses (A), (B), or (C) above shall have been caused by or resulted from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any material representation or warranty of it contained in the Merger Agreement, (ii) prior to the purchase of Shares pursuant to the Offer, the Board shall have determined to accept a Superior Proposal pursuant to Section 6.05(b) of the Merger Agreement and the Company has complied with all the provisions of
Section 6.05(b) of the Merger Agreement; provided, that such termination under the foregoing provisions will not be effective until the Company has made payment of the full fee required by Section 8.03(a) of the Merger Agreement and has deposited with a mutually acceptable escrow agent $2 million for reimbursement of Expenses (as defined in the Merger Agreement) in accordance with Section 8.03 of the Merger Agreement, or (iii) prior to the purchase of Shares pursuant to the Offer, there has been a willful breach by SNI AG or Purchaser of any representation, warranty, covenant or agreement set forth in the Merger Agreement which breach is not reasonably capable of being cured within 40 business days after the date of the commencement of the Offer.

  In the event of the termination of the Merger Agreement, the Merger Agreement provides that it will forthwith become void and there will be no liability thereunder on the part of any party thereto except under the provisions of the Merger Agreement related to fees and expenses described below and under certain other provisions of the Merger Agreement which survive termination.

  The Merger Agreement provides that in the event that (a) any person (including, without limitation, the Company or any affiliate thereof), other than SNI AG or any affiliate of SNI AG, shall have become the beneficial owner of more than 50% of the then outstanding Shares and the Merger Agreement shall have been terminated pursuant to the provisions described in the second preceding paragraph above; (b) any person shall have commenced, publicly proposed or communicated to the Company a proposal that is publicly disclosed for a tender or exchange offer for 50% or more (or which, assuming the maximum amount of securities which could be purchased, would result in any person beneficially owning 50% or more) of the then outstanding Shares or otherwise for the direct or indirect acquisition of the Company or all or a substantial portion of its assets for per Share consideration having a value greater than $16.00 and (i) the Offer shall have remained open for at least 20 business days, (ii) the Minimum Condition shall not have been satisfied, and (iii) the Agreement shall have been terminated pursuant to the provisions described above, and (iv) within 12 months of such termination a Third Party Acquisition (as defined hereafter) shall occur; or (c) the Merger Agreement is terminated pursuant to the provisions described in clause (c)(ii) or clause (d)(ii) of the second preceding paragraph; then, in any such event, the Company will pay SNI AG promptly (but in no event later than five business days after the first of such events shall have occurred) a fee of $7 million

(the "Fee"), which amount will be payable in immediately available funds, plus all Expenses (as defined below); provided, however, that neither the Fee nor any Expenses shall be paid if either SNI AG or Purchaser shall be in material breach of its representations and warranties or obligations under the Merger Agreement.

  The Merger Agreement provides that if it is terminated by SNI AG or Purchaser pursuant to the provisions described in clause (c)(ii) of the third preceding paragraph and neither SNI AG nor Purchaser is in material breach of their respective material covenants and agreements contained in the Merger Agreement or their respective representations and warranties contained in the Merger Agreement, the Company will, whether or not any payment is made pursuant to the provisions described in the immediately preceding paragraph, reimburse each of SNI AG, Purchaser and their affiliates (not later than five business days after submission of statements therefor) for all out-of-pocket expenses and fees up to $2 million in the aggregate (including, without limitation, fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel for arranging, committing to provide or providing any financing for the Transactions or structuring such transactions and all fees of counsel, accountants, experts and consultants to SNI AG, Purchaser and their affiliates, and all printing and advertising expenses) actually incurred or accrued by either of them or on their behalf in connection with the Transactions, including, without limitation, the financing thereof, and actually incurred or accrued by banks, investment banking firms, other financial institutions and other persons and assumed by SNI AG, Purchaser or their affiliates in connection with the negotiation, preparation, execution and performance of the Merger Agreement, the structuring and financing of the Transactions, and any financing commitments or agreements relating thereto (all of the foregoing being referred to herein collectively as the "Expenses"). Except as set forth in this paragraph, all costs and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses, whether or not any such transaction is consummated.

  "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger, tender offer, exchange offer, consolidation or otherwise by any person other than SNI AG, Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by any Third Party of all or substantially all of the total assets of the Company and its Subsidiaries, taken as a whole; (iii) the acquisition by a Third Party of 50% or more of the outstanding Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or
(v) the repurchase by the Company or any of its Subsidiaries of 50% or more of the outstanding Shares.

  Delaware Law. The Board of Directors of the Company has approved the Merger Agreement and the transactions contemplated thereby, for purposes of Section 203 of the Delaware General Corporation Law. Accordingly, the restrictions of
Section 203 do not apply to the transactions contemplated by the Offer. Section 203 of the Delaware General Corporation Law prevents an "interested stockholder" (generally, a stockholder owning 15% or more of a corporation's outstanding voting stock or an affiliate or associate thereof) from engaging in a "business combination" (defined to include a merger and certain other transactions) with a Delaware corporation for a period of three years following the date on which such stockholder became an interested stockholder unless (i) prior to such date the corporation's board of directors approved either the business combination or the transaction which resulted in such stockholder's becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) on or subsequent to such date the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

ADDITIONAL AGREEMENTS, ARRANGEMENTS AND UNDERSTANDINGS

  Indemnification of Directors and Officers. Section 145 of Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. Further, in accordance with the Delaware General Corporation Law, the Company's Certificate of Incorporation eliminates the liability of a director to the Company or its stockholders for monetary damages for breaches of his or her fiduciary duty of care, provided that such liability does not arise from certain proscribed conduct (including intentional misconduct and breach of duty of loyalty). The Company's Certificate of Incorporation provides for indemnification of officers and directors to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Company has entered into indemnification agreements with its officers and directors by which the Company provides such persons with the maximum indemnification allowed under applicable law. These agreements also resolve certain procedural and substantive matters which are not covered, or are covered in less detail, in the Certificate of Incorporation and the By-Laws. A copy of the form of such indemnification agreement is filed as Exhibit 10.1 to this statement and incorporated herein by reference.

  Richard Lussier Employment Agreement. At the request of SNI AG, Richard H. Lussier, Chief Executive Officer and Chairman of the Board of the Company, and Siemens AG have had discussions regarding a senior management position for Mr. Lussier within the Siemens group of companies. The parties expect that the principal terms of an employment agreement relating to such position could include the following: (i) a starting base salary of $400,000 per year, (ii) bonus for the current fiscal year payable under the existing Pyramid Management Incentive Plan, based on a base salary of $400,000 per year and with the payout increased by 30% (consistent with the percentage increase available to other participants in the Management Incentive Plan), (iii) a supplemental executive retirement plan on behalf of Mr. Lussier guaranteeing payment of approximately $280,000 per year upon retirement commencing at age 62, such supplemental executive retirement benefits vesting 30% per year for Mr. Lussier's first two years of service, and the final 40% vesting upon completion of Mr. Lussier's third year of service, (iv) a contingent $500,000 payable under a long-term incentive plan established by SNI AG based on the achievement of certain performance targets and (v) severance agreements and benefits upon certain terminations of employment. The initial term of Mr. Lussier's employment will commence upon the effectiveness of the Merger and terminate three years later.

  John Chen Management Retention Agreement. At the request of SNI AG, John S. Chen, President and Chief Operating Officer of the Company, has entered into a Management Retention Agreement (the "Chen Agreement") with the Company, commencing upon the effectiveness of the Merger and terminating five years later. Principal terms of the Chen Agreement include (i) serving as Chief Executive Officer of the Company and as a member of the Company's Board of Directors, (ii) termination of Mr. Chen's current employment agreement with the Company upon the effectiveness of the Merger, (iii) a signing bonus of $250,000 and a base salary of not less than $380,000 per year, (iv) an increase in the target bonus for Mr. Chen under the Company's Management Incentive Plan for the current fiscal year from 45% to 60% of Mr. Chen's base salary with the payout increased by 30% (consistent with the percentage increase available to other participants in the Management Incentive Plan), (v) subsequent years' target bonuses to be based on at least 60% of Mr. Chen's base salary, (vi) a retention bonus of $760,000 following two years of continued service with the Company,
(vii) payment under phantom equity or long term incentive programs to be established by the Company should the Company achieve certain performance targets based upon a three year period and, if achieved, resulting in a payout of at least $1,000,000, (viii) severance payments and benefits upon certain terminations of employment and (ix) certain payments upon Mr. Chen's death or disability. A copy of the Chen Agreement is filed as Exhibit 10.4 to this statement and is incorporated herein by reference.

  Amendment to Rights Agreement. Pursuant to the Merger Agreement, the Company amended its Common Shares Rights Agreement between the Company and Bank of America N.T. & S.A. so that the execution of the Merger Agreement, the making of the Offer, the purchase of the Shares pursuant to the

Offer or the Merger will not cause or in any way trigger the obligation of the Company to issue the Rights to its stockholders. Additionally, the amendment provides that the Rights Agreement will terminate immediately prior to the purchase of the Shares by Purchaser pursuant to the offer. A copy of the amendment to the Common Shares Rights Agreement is filed as Exhibit 4.1 to this Statement and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation. The Board of Directors of the Company (the "Board") at a special meeting held on January 20, 1995 determined that the Offer and the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company's stockholders (other than SNI AG and its affiliates), approved and adopted the Merger Agreement and the transactions contemplated thereby and recommended that stockholders accept the Offer and (if a shareholder vote is required under Delaware Law) approve the Merger Agreement and the Merger. The January 20 meeting of the Board was attended by all directors other than Dr. Rudolph Bodo, SNI AG's designee on the Company's Board, who is also Vice President and General Manager of SNI AG's Mid-Range Systems Unit. Dr. Bodo recused himself from all deliberations of the Board concerning the Offer and the Merger. Subject to Dr. Bodo's absence as a participating Board member, the approval and recommendation of the Board concerning the Offer and the Merger were unanimous. A copy of the Company's letter to stockholders dated January 27, 1995 is filed as Exhibit 20.2 to this statement and is incorporated herein by reference.

  (b) Background. Reference is made to the Schedule 14D-1 for a summary of Parent's contacts with the Company leading to the execution of the Merger Agreement.

  (c) Reasons for the Board's Conclusions. In reaching the determination described in paragraph (a) above, the Board considered a number factors, including, without limitation, the following:

    (i) The historical financial condition and results of operations of the Company, and the projected financial conditions and results of operations of the Company on both a long-term and short-term basis;

    (ii) The business and strategic objectives of the Company, and the attendant risks involved in achieving those objectives;

    (iii) A review of the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity and the sale of the Company through a merger or by any other means to other potential buyers), the range of possible values to the Company's stockholders of such alternatives and the timing and the likelihood of actually accomplishing those alternatives;

    (iv) The detailed financial and valuation analyses presented to the Board by Smith Barney Inc. financial advisor to the Company ("Smith Barney"), including market prices and financial data relating to other companies engaged in businesses considered comparable to the Company and the prices and premiums paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of the Company;

    (v) The relationship of the Offer price to historical market prices of the Shares and to other relevant valuation measures;

    (vi) The presentation of Smith Barney at the January 20, 1995 Board meeting and the written opinion (the "Opinion") of Smith Barney as of that date, that the consideration to be received by the stockholders of the Company, pursuant to the Offer and the Merger, is fair, from a financial point of view. The Opinion contains a description of the factors considered, the assumptions made and the scope of review undertaken by Smith Barney in rendering the Opinion. Stockholders are urged to read the Opinion in its entirety. The Opinion has been provided solely for use by the Board of Directors of the Company, only addresses the fairness of the consideration to be received by the Stockholders from a financial point of view and does not constitute a recommendation to any stockholder of the Company to tender their Shares pursuant to the Offer (The text of the Opinion provides that such Opinion may not be published or otherwise used or referred to, nor shall any public reference to Smith Barney be made, without Smith Barney's prior written consent. A copy of the written opinion of Smith Barney, which sets forth the assumptions made, matters considered and basis of their review is attached as Annex B, and filed as Exhibit 99.3 to this Statement.);

    (vii) A review of discussions between the Company and representatives of other companies in the Company's industry concerning strategy, financing and other relationships which had taken place prior to the Company's discussions and negotiations with SNI AG with respect to the Offer and the Merger;

    (viii) The absence of any inquiries or expressions of interest concerning a potential transaction with the Company from other potential buyers following the joint public announcement by the Company and SNI AG on January 9, 1995 of their entering into discussions concerning a potential negotiated merger transaction, and the fact that the Merger Agreement does not preclude the Company from discussing with third parties unsolicited competing offers or, subject to payment of a "break-up" fee and expenses, from accepting a competing offer which the Board determines, in the exercise of its fiduciary duties, to be more favorable to the Company's stockholders than the Offer and the Merger;

    (ix) The likelihood that the proposed acquisition would be consummated, including the experience, reputation and financial condition of SNI AG and its ultimate parent, Siemens AG, and the risks to the Company that the acquisition would not be consummated; and

    (x) The effect of the transaction on the Company's relationship with its employees and the communities in which it operates.

  In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  On June 7, 1994, the Company entered into a letter agreement with Smith Barney pursuant to which Smith Barney was engaged to act as exclusive financial advisor to the Company and to furnish financial advisory and investment banking services in connection with a variety of potential transactions between the Company and a list of specific companies provided by the Company. This letter agreement was amended on January 9, 1995 to include Siemens Nixdorf Informationssysteme AG as one of the companies identified by the Company. Under the letter agreement, the Company agreed to pay Smith Barney a fee based on the value of a transaction. Assuming the Offer and the Merger are consummated, Smith Barney will receive a total fee of approximately $2.2 million. Of such amount, $250,000 shall be paid for the delivery by Smith Barney of the Opinion described above. In addition to the foregoing compensation, the Company has agreed to reimburse Smith Barney for its reasonable out-of-pocket expenses and to indemnify Smith Barney against certain liabilities arising out of or in connection with this engagement.

  Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Merger or the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) Each of Messrs. Mandich, Scott, Smirni and Wishart, executive officers of the Company, were granted an option to purchase 15,000, 15,000, 5,000 and 4,000 shares, respectively, of the Company's Common Stock on January 3, 1995, pursuant to the Company's Amended 1982 Incentive Stock Option Plan. To the Company's knowledge, no other transactions in the Shares has been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the Company's knowledge, each of the Company's executive officers, directors and affiliates, with the exception of SNI AG and any subsidiary of SNI AG, including Purchaser, whose shares will be canceled immediately prior to the Effective Time pursuant to the Merger Agreement, presently intends to tender all Shares which are held of record or beneficially owned by them pursuant to the Offer, other than Shares, if any, held by any such person which if tendered, could cause such person to incur liability under the provisions of
Section 16(b) of the Exchange Act. Pursuant to the Merger Agreement, all employee and director stock options that were granted at any time on or after the date that is six months prior to the Effective Time shall remain outstanding and shall not be affected by the consummation of the Merger, except that they shall become exercisable in full on the date that Purchaser accepts for payment the Shares tendered pursuant to the Offer. As soon as practicable following the Effective Time, but at least six months after the grant date of any such option, SNI AG, in its capacity as sole stockholder of the Surviving Corporation, shall approve amendments to the Amended 1982 Incentive Stock Option Plan to provide (i) that upon exercise of such an option, the holder shall receive an amount in cash per Share equal to the excess, if any, of the Per Share Amount over the exercise price per share of such option, minus applicable withholding and (ii) that each option that has not been exercised as of July 31, 1995 shall be cancelled.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as set forth in Item 3(b) above, no negotiation is underway or is being undertaken by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) There is no transaction, board resolution, agreement in principle or signed contract in response to the Offer other than as disclosed in Item 3(b) of this statement, that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The Information Statement attached hereto as Annex A is being furnished in connection with the contemplated designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders, following the purchase by Purchaser of the number of Shares pursuant to the Offer necessary to satisfy the Minimum Condition.

  On January 9, 1995, an action was filed as a class action in the Court of Chancery of the State of Delaware in and for New Castle County (Pohli v. Pyramid Technology, et al., C.A. No. 13961) (the "Pohli Complaint") against the Company and its directors alleging that the Company had entered into talks with SNI AG for the purchase and sale of the Company for $15 per Share, that the Company had thereby evidenced the intent of its Board of Directors to have the Company consider a change of control transaction, that the directors are obligated to explore all alternatives to maximize shareholder value, that the directors must neutralize SNI AG's bargaining position by establishing bidding procedures or otherwise taking affirmative steps to actively encourage and solicit competing offers for the Company to assure that the highest value will be obtained, that the directors have a conflict of interest between their desire to retain their offices in the Company and their fiduciary obligation to maximize shareholder value in a change of control transaction and consequently will not be able to represent the interests of the Company's public stockholders, and that the directors have embarked upon a negotiating process with SNI AG which will preclude opportunities for other potential purchasers to express interest in acquiring the Company. The Pohli Complaint asks for equitable relief and damages, as well as awarding plaintiff his costs and disbursements, including attorneys' fees. The Company believes that the Pohli Complaint is without merit and intends to contest the matter vigorously.

  On January 11, 1995, a purported class action complaint entitled John S. Meade v. Pyramid Technology et al., C.V. No. 746621 (the "Meade Complaint") was filed against the Company and its directors in the Superior Court of California in and for the County of Santa Clara. The Meade Complaint alleges, among other things, that the defendants have breached their fiduciary duties to the Company by failing to conduct an active auction designed to maximize shareholder value and by failing to form an independent committee of unaffiliated directors to consider the Offer or other possible business combinations or alternative transactions. Among other things, the Meade Complaint seeks an order directing the Company's directors to carry out their fiduciary duties to the Company's stockholders by exploring third party interest in alternative business combinations with the Company and conducting an open and fair auction of the Company, as well as damages and costs. The Company has advised Purchaser that it believes that the Meade Complaint is without merit and intends to contest the matter vigorously.

  On January 12, 1995 and January 13, 1995, respectively, two purported class action complaints entitled, respectively, John Velonis v. Pyramid Technology et al., C.V. No. 746669 (the "Velonis Complaint") and Vincent Defeo v. Pyramid Technology et al., C.V. No. 746801 (the "Defeo Complaint") were filed against the Company, its directors and SNI AG in the Superior Court of California in and for the County of Santa Clara. The Velonis Complaint and the Defeo Complaint allege, among other things, that the defendants have breached their fiduciary duties to the Company's stockholders by failing and refusing to attempt in good faith to maximize shareholder value in connection with the sale of the Company by failing to put the Company up for auction and failing to consider offers by other companies to acquire the Company. Among other things, the Velonis Complaint and the Defeo Complaint seek an order directing the Company's directors to carry out their fiduciary duties to the Company's stockholders by cooperating fully with any entity or person having a bona fide interest in proposing any transaction that would maximize shareholder value, including a buy-out or takeover of the Company, and taking all steps necessary to create an active auction of the Company, as well as damages and costs. The Company has advised Purchaser that it believes, and SNI AG believes, that the Velonis Complaint and the Defeo Complaint are without merit and each of the Company and SNI AG intends to contest the matters vigorously.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

   Exhibit 2.1 Agreement and Plan of Merger, dated as of January 20, 1995, by and among SNI AG, Purchaser and the Company.
   Exhibit 4.1  Amendment to Amended and Restated Common Shares Rights
                Agreement, dated as of January 20, 1995.
   Exhibit 10.1 Form of Indemnification Agreement between the Company and each of its directors and executive officers.
   Exhibit 10.2 Statement of Employment Terms, dated as of July 1, 1991, between Richard H. Lussier and the Company.
   Exhibit 10.3 Statement of Employment Terms, dated as of August 5, 1991, between John S. Chen and the Company.
   Exhibit 10.4 Management Retention Agreement, dated as of January 20, 1995, between John S. Chen and the Company.
   Exhibit 10.5 Statement of Employment Terms, dated as of January 25, 1994, between Kent L. Robertson and the Company.

   Exhibit 10.6 Statement of Employment Terms, dated as of October 14, 1992, between Edward W. Scott, Jr. and the Company.
   Exhibit 10.7 Statement of Employment Terms, dated as of May 27, 1992, between Allan D. Smirni and the Company.
   Exhibit 10.8 Statement of Employment Terms, dated as of May 27, 1992, between William M. Wishart and the Company.
   Exhibit 10.9 Common Stock and Warrant Purchase Agreement, dated as of August
                21, 1994, between the Company and Siemens Nixdorf Information
                Systems, Inc.**
   Exhibit      Warrant to Purchase 1,330,000 Shares of Common Stock, dated as
    10.10       of September 12, 1994.
   Exhibit      Software and Hardware License Agreement, dated as of August 25,
    10.11       1994, between the Company and Siemens Nixdorf
                Informationssysteme AG.***
   Exhibit      Registration Rights Agreement, dated as of September 13, 1994,
    10.12       by and between the Company and Siemens Nixdorf Information
                Systems, Inc.
   Exhibit 20.1 The Company's Information Statement pursuant to Section 14(f)
                of the Securities Exchange Act of 1934 and Rule 14f-1
                thereunder (see Annex A).*
   Exhibit 20.2 Copy of Letter to Company Stockholders, dated January 27,
                1995.*
   Exhibit 99.1 Form of Press Release issued by the Company and SNI AG on
                January 23, 1995.
   Exhibit 99.2 Form of Press Release issued by the Company and SNI AG on
                January 27, 1995.
   Exhibit 99.3 Opinion of Smith Barney Inc., dated January 20, 1995 (see Annex
                B).*

- --------
*  Included in materials being distributed to stockholders of the Company.
** Incorporated by reference from Exhibit 10.51 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994.
*** Incorporated by reference from Exhibit 10.52 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994. The Company has applied for confidential treatment for portions of this agreement, by letter dated December 14, 1994. Such request for confidential treatment is pending.

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 1995                   PYRAMID TECHNOLOGY CORPORATION

                                                 /s/ RICHARD H. LUSSIER
                                          BY: _________________________________
                                                    RICHARD H. LUSSIER
                                                    CHAIRMAN AND
                                                    CHIEF EXECUTIVE OFFICER

             [LOGO OF PYRAMID TECHNOLOGY CORPORATION APPEARS HERE]

                         PYRAMID TECHNOLOGY CORPORATION

                              3860 N. FIRST STREET
                           SAN JOSE, CALIFORNIA 95134

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about January 27, 1995 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record at the close of business on January 18, 1995 of the Shares. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by SNI AG to a majority of the seats on the Board of Directors of the Company. Promptly upon the acceptance for payment and payment by the Purchaser for Shares pursuant to the Offer of such number of shares that satisfies the Minimum Condition under the Merger Agreement, Purchaser shall be entitled to designate a number of directors to be elected to the Company's Board (the "Designees") proportional to Purchaser's ownership interest in the Company after giving effect to the acquisition of such Shares, including increasing the size of the Board or securing the resignations of incumbent directors or both. The Company will also cause such Designees to constitute the same percentage of (i) each committee of the Board, (ii) each Board of Directors of each domestic Subsidiary and (iii) each committee of each such board. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action.

  Pursuant to the Merger Agreement, on January 27, 1995, Purchaser commenced the Offer. The Offer is scheduled to expire on February 24, 1995.

  The information contained in this Information Statement (including information listed in Schedule I attached hereto and information incorporated herein by reference) concerning SNI AG, Purchaser and Designees has been furnished to the Company by SNI AG and Purchaser, and the Company assumes no responsibility for the accuracy of completeness of such information.

  The Common Stock, $.01 par value per share ("Common Stock"), is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of January 18, 1995, there were 15,628,591 shares of Common Stock outstanding.

GENERAL

  The Board of Directors of the Company currently consists of eight (8) members. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

                               BOARD OF DIRECTORS

BUYER DESIGNEES

  Pursuant to the Merger Agreement, promptly upon the acquisition by Purchaser pursuant to the Offer of such number of Shares that satisfies the Minimum Condition and from time to time thereafter, SNI AG is entitled to have its Designees hold a number of seats on the Company's Board proportional to Purchaser's ownership interest in the Company after giving effect to the acquisition of such Shares. Upon the purchase of such number of Shares pursuant to the Offer, the Company shall cause the Designees to be elected or appointed to the Board including, without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors.

  SNI AG has informed the Company that it will choose the Designees from the directors and executive officers listed in Schedule I to Purchaser's Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with this Schedule 14D-9. SNI AG has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference. The business address of SNI AG is Otto-Hahn-Ring 6, 81739 Munich, Germany and the business address of the Purchaser is 1301 Avenue of the Americas, New York, New York 10019-6022.

  It is expected that the Designees may assume office at any time following the purchase by Purchaser pursuant to the Offer of such number of Shares that satisfies the Minimum Condition, which purchase cannot be earlier than February 24, 1995, and that upon assuming office, the Designees will thereafter constitute at least a majority of the Board.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The names of the current directors of the Company, their ages as of January 27, 1995, and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of Shares by the Purchaser pursuant to the Offer.

                                                                       DIRECTOR
         NAME          AGE            PRINCIPAL OCCUPATION              SINCE
         ----          ---            --------------------             --------
Richard H. Lussier....  57 Chief Executive Officer and Chairman of the   1986
                            Board of the Company
John S. Chen..........  39 President and Chief Operating Officer of      1993
                            the Company
Dr. Rudolf Bodo.......  64 Vice President and General Manager, Mid-      1994
                            Range Systems Unit, Siemens Nixdorf
                            Informationssysteme AG
Paul J. Chiapparone...  55 Senior Vice President, Electronic Data        1994
                            Systems Corporation
Donald E. Guinn.......  62 Chairman Emeritus, Pacific Telesis Group      1988
Jack L. Hancock.......  64 Retired executive, Pacific Bell               1994
Clarence W. Spangle...  69 Self-employed consultant                      1990
George D. Wells.......  59 President and Chief Executive Officer, Exar   1988
                            Corporation

  Except as set forth below, each of the directors has been engaged in his principal occupation described above during the past five years. There are no family relationships among any of the directors or executive officers of the Company.

  Mr. Lussier joined the Company in November 1986 as President, Chief Executive Officer, and Chairman of the Board. He held the title of President of the Company until June 1993.

  Mr. Chen has been President of the Company since June 1993 and has been Chief Operating Officer of the Company since October 1992. Previously, he was the Company's Executive Vice President from August 1991 to September 1992. Prior to that, Mr. Chen held various management and executive positions with Unisys Corporation for twelve years, the last position being Vice President and General Manager of its Unix Systems Group, and prior to that Vice President and General Manager of its RISC Technology Platform Division.

  Dr. Bodo has been Vice President and General Manager, Mid-Range Systems Unit, SNI AG since April 1993. From October 1990 to March 1993, he was Vice President of the Systems Planning Department of SNI. From 1988 to 1990, Dr. Bodo was Vice President of Systems Planning of the Information Systems Division of SNI AG.

  Mr. Chiapparone is also a director of Electronic Data Systems Corporation.

  Mr. Guinn is also a director of Bank of America, N.T. & S.A., BankAmerica Corporation, Brunswick Corporation, The Dial Corp., Pacific Bell, Pacific Telesis Group and Pacific Mutual Life Insurance Co.

  Mr. Hancock was Executive Vice President of Pacific Bell from January 1989 to December 1993. He is also a director of 3Com Corporation, Whitaker Corporation and Union Bank.

  Mr. Spangle is also a director of Apertus Technology Inc. and Keytronics Inc.

  Mr. Wells has served as President and Chief Executive Officer, and as a director of Exar Corporation since June 1992. From April 1985 until June 1992, Mr. Wells was President, Chief Operating Officer and a director of LSI Logic Corporation. Mr. Wells is also a director of Micronics, Inc. and QLogic Corporation.

BOARD MEETINGS AND COMMITTEES

  The Board of Directors of the Company held a total of thirteen (13) meetings during fiscal 1994. The Board of Directors has an Audit Committee, a Compensation Committee and a Nominating Committee.

  The Audit Committee, which consisted of Donald E. Guinn, Clarence W. Spangle and George D. Wells, held a total of three (3) meetings during fiscal 1994. In fiscal 1994, the Audit Committee recommended engagement of the Company's independent auditors, reviewed the scope of the annual audit, considered comments made by the independent auditors with respect to accounting procedures and internal controls and the action or response by management and reviewed selected accounting procedures and controls of the Company.

  The Compensation Committee, which also consisted of directors Guinn, Spangle and Wells, held four (4) meetings during fiscal 1994. In fiscal 1994, this Committee reviewed and approved the Company's executive compensation policy and distributions to officers and key employees of the Company. If delegated by the Board, the Committee also makes recommendations to the Board with respect to, and administers, the Company's Amended 1982 Incentive Stock Option Plan, Executive Officers Nonstatutory Stock Option Plan and 1987 Employee Stock Purchase Plan.

  The Nominating Committee, which consisted of Messrs. Guinn, Spangle and Wells, held two (2) meetings during fiscal 1994. The Committee recommends candidates for election to the Board and selects director nominees for election. It also recommends changes in the size and composition of the Board. It is the Committee's practice to consider nominees recommended by stockholders. Stockholders who wish to submit names of prospective nominees for consideration by the Committee must do so in writing to the Secretary of the Company in accordance with the By-laws of the Company.

  During fiscal 1994, no director attended fewer than 75% of all such meetings of the Board of Directors and the committees upon which such director served.

DIRECTOR COMPENSATION

  Non-employee members of the Board of Directors are eligible to receive an annual retainer of $10,000, and fees of $1,000 per Board meeting attended and $750 per Committee meeting attended.

  In addition, non-employee directors participate in the Amended and Restated Directors' Option Plan (the "Director Plan"). Under the Director Plan, each new non-employee director is granted an initial option to purchase (i) 12,000 shares of Common Stock if he first becomes a new director by June 30, or (ii) 6,000 shares if he first becomes a director on or after July 1. Also, incumbent non-employee directors are entitled to receive automatic grants of options to purchase 6,000 shares of Common Stock on January 31 of each year. The exercise price of these options may not be less than the fair market value of the Common Stock on the date of such grants. Such options are exercisable cumulatively, to the extent of 1/4 of the option stock six months after the date of grant and, thereafter, as to 1/24 of the option stock for each full month that expires while the optionee remains a director. In fiscal 1994, non-employee directors as a group received stock options under the Director Plan totaling 42,000 shares.

                          STOCK OWNERSHIP INFORMATION

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information, as of January 23, 1995, with respect to the beneficial ownership of the Common Stock of the Company by:
(a) each stockholder known by the Company to be the beneficial owner of more than five percent of the Company's Common Stock; (b) each director and nominee of the Company; (c) each Executive Officer named in the Summary Compensation Table below; and (d) all directors and executive officers as a group. The number and percentage of shares beneficially owned is determined under the rules of the Securities and Exchange Commission ("SEC"), and the information is not necessarily indicative of beneficial ownership for any other purpose.

                                                         BENEFICIAL
                                                         OWNERSHIP
                                                             OF     APPROXIMATE
                                                           COMMON   PERCENT OF
                NAME OF BENEFICIAL OWNER                  STOCK(1)     CLASS
                ------------------------                 ---------- -----------
Siemens Nixdorf Informationssysteme AG.................. 2,717,743     17.38%
   Otto-Hahn-Ring 6
   81739 Munich, Germany
Richard H. Lussier(2)...................................   207,814      1.33%
John S. Chen(3).........................................   148,125         *
Dr. Rudolf Bodo.........................................       -0-       N/A
Paul J. Chiapparone(4)..................................     6,000         *
Donald E. Guinn(5)......................................    48,104         *
Jack L. Hancock(6)......................................     7,000         *
Clarence W. Spangle(7)..................................    24,062         *
George D. Wells (8).....................................    17,652         *
Mitchell Mandich(9).....................................    42,921         *
Edward W. Scott, Jr.(10)................................    46,204         *
Allan D. Smirni(11).....................................    39,141         *
All directors and executive officers as a group (13
persons)(12)............................................   634,947      4.06%

- --------
 * Less than 1 percent.
(1) Each holder named in the table has sole voting and investment power with respect to all shares of Common Stock beneficially owned subject to community property laws where applicable and the information contained in the footnotes to this table.
(2) Represents 187,501 and 20,313 shares subject to options granted to Mr. Lussier under the Amended 1982 Incentive Stock Option Plan and the Executive Officers Nonstatutory Stock Option Plan, respectively, which were exercisable as of January 23, 1995, or within 60 days thereafter.
(3) Represents 148,125 shares subject to options granted to Mr. Chen under the Amended 1982 Incentive Stock Option Plan which were exercisable as of January 23, 1995, or within 60 days thereafter.
(4) Represents 6,000 shares subject to options granted to Mr. Chiapparone under the Directors Option Plan which were exercisable as of January 23, 1995, or within 60 days thereafter.
(5) Represents 5,000 shares beneficially owned by Donald E. Guinn and Darhl M. Guinn, Trustees of the Guinn 1985 Family Trust dated December 19, 1985, and 20,000 and 23,104 shares subject to options granted to Mr. Guinn under the Amended 1982 Incentive Stock Option Plan and the Directors Option Plan, respectively, which were exercisable as of January 23, 1995, or within 60 days thereafter.
(6) Includes 6,000 shares subject to options granted to Mr. Hancock under the Directors Option Plan which were exercisable as of January 23, 1995, or within 60 days thereafter.
(7) Represents 24,062 shares subject to options granted to Mr. Spangle under the Directors Option Plan which were exercisable as of January 23, 1995, or within 60 days thereafter.

(8) Represents 17,562 shares subject to options granted to Mr. Wells under the Directors Option Plan which were exercisable as of January 23, 1995, or within 60 days thereafter.
(9) Includes 42,770 shares subject to options granted to Mr. Mandich under the Amended 1982 Incentive Stock Option Plan which were exercisable as of January 23, 1995, or within 60 days thereafter.
(10) Includes 43,100 shares subject to options granted to Mr. Scott under the Amended 1982 Incentive Stock Option Plan which were exercisable as of January 23, 1995, or within 60 days thereafter.
(11) Includes 37,375 shares subject to options granted to Mr. Smirni under the Amended 1982 Incentive Stock Option Plan which were exercisable as of January 23, 1995, or within 60 days thereafter.
(12) Includes 525,831, 20,313, and 76,729 shares subject to options granted under the Company's Amended 1982 Incentive Stock Option Plan, Executive Officers Nonstatutory Stock Option Plan and Directors' Option Plan, respectively, exercisable on January 23, 1995, or within 60 days thereafter.

SECTION 16(A) REPORTING DELINQUENCIES

  Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file certain reports regarding ownership of, and transactions in, the Company's securities with the SEC. Such officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms that they file.

  Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that all applicable Section 16(a) filing requirements were complied with during the fiscal year ended September 30, 1994 by its officers, directors and 10% stockholders.

              CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS

  In September 1991, the Company loaned John S. Chen, President and Chief Operating Officer, the sum of $100,000. The loan was repaid in full by Mr. Chen in September 1994. The loan (i) had a term of three years, (ii) bore interest at the rate of 8.5%, (iii) provided for the payment of interest and principal at maturity, (iv) was unsecured and (v) could be prepaid any time without penalty.

  In December 1990, the Company loaned Edward W. Scott, Jr., Executive Vice President, the sum of $300,000. The loan has been forgiven in full through an agreement with the Company providing for loan forgiveness of the principal and interest based on continued employment by Mr. Scott through January 1, 1994, which was achieved. The loan (i) had a term of three years, (ii) bore interest at the rate of 9.0%, (iii) provided for the payment of interest and principal at maturity, (iv) was unsecured and (v) could be prepaid at any time without penalty.

  In 1985, the Company entered into a Convertible Subordinated and Preferred Stock Purchase Agreement (the "Nixdorf Stock Agreement") with Nixdorf Computer AG ("Nixdorf"). Under the Nixdorf Stock Agreement, Nixdorf purchased approximately 5% of the Company's Common Stock. The Nixdorf Stock Agreement also gave Nixdorf the right to purchase its pro rata share of certain equity financings of the Company as long as Nixdorf holds a minimum 5% stock interest.

  The Company and Nixdorf also entered into an OEM Agreement in 1985 (the "Nixdorf OEM Agreement"), pursuant to which the Company agreed to sell or license its current and certain future products to Nixdorf for resale or sublicense under Nixdorf's own label. In March 1990, the Company and Nixdorf agreed to extend the term of the Nixdorf OEM Agreement through March 1996. In addition, the Company and Nixdorf in 1990 entered into a Software License Agreement, under which the Company agreed to license its computer operating system software and directly related software programs.

  Also in March 1990, Nixdorf exercised its right to purchase approximately 140,000 shares of the Company's Common Stock as part of the Company's secondary public offering of its common stock, to maintain Nixdorf's pro rata equity ownership at approximately 6% of the Company's outstanding shares.

  In 1990, Nixdorf was acquired by SNI AG, which renamed Nixdorf as Siemens Nixdorf Informationssysteme AG ("SNI AG" herein). The Common Stock of the Company and the rights under the Nixdorf Stock Agreement, the Nixdorf OEM Agreement and Software License Agreement were assigned and transferred to SNI AG. In 1992, the Company and SNI AG also entered into a Master Agreement, pursuant to which the Company agreed to sell computer systems, components, spare parts and services to Siemens Nixdorf and its local country affiliates for resale under its own label.

  In August 1994, the Company entered into a Common Stock and Warrant Purchase Agreement (the "Siemens Stock Agreement") with Siemens Nixdorf Information Systems, Inc. ("SNI US"), an affiliate of SNI AG. Pursuant to the Siemens Stock Agreement, the Corporation sold SNI AG 2,000,000 shares of its Common Stock for an aggregate price of $17,250,000 and issued a warrant to SNI AG to sell up to an additional 1,330,000 shares at $10.00 per share, which warrant expires on September 30, 1995. Pursuant to the Siemens Stock Agreement, SNI AG designated one of its officers, Dr. Rudolf Bodo, to be elected as a director to the Company's Board of Directors.

  As part of the August 1994 transactions discussed above, the Company and SNI AG also expanded its cooperative agreements for high-end UNIX-based open systems by entering into a new Software and Hardware License Agreement (the "SNI AG License Agreement") and by amending the Nixdorf OEM Agreement. Under these agreements, SNI AG agreed to license the Company's enhancement of the UNIX operating system for massively parallel processing ("MPP") and received the right to purchase the related MPP hardware product.

  In fiscal 1994, the Company's sales to SNI AG totaled approximately $11,300,000, or 5.2% of the Company's revenues for that year.

  Pursuant to the Merger Agreement, upon consummation of the Merger, each holder of a then outstanding director or employee stock option, other than any such options that are held by any director of the Company or any executive officer (as that term is defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended) of the Company that were granted (or deemed to be granted) at any time on or after the date that is six months prior to the consummation of the Merger ("Recent Insider Options"), will be entitled (whether or not such option is then exercisable) to receive in consideration of cancellation of such option (and any outstanding stock appreciation right related thereto) a cash payment from the Company in an amount equal to the difference between the price per Share each holder of Shares will receive in the Merger and the per Share exercise price of such option, multiplied by the number of Shares covered by such option. As a result, directors and executive officers of the Company will be able to exercise outstanding options (with the exception of Recent Insider Options). It is the intention of the parties to the Merger Agreement that the Recent Insider Options will be cancelled no later than six months after the Effective Date and the consideration to be paid for the cancellation of each Recent Insider Option shall be the Option Consideration multiplied by the number of shares covered by such option.

  At the request of SNI AG, Richard M. Lussier, Chief Executive Officer and Chairman of the Board of the Company, and Siemens AG have had discussions regarding a senior management position for Mr. Lussier within the Siemens group of companies. The parties expect that the principal terms of an employment agreement relating to such position could include a base salary, bonus payments, a supplemental executive retirement plan and payments pursuant to a long-term incentive plan. For a more detailed description of such employment agreement, see the Schedule 14D-9, "Additional Agreements, Arrangements and Understandings."

  At the request of SNI AG, John S. Chen, President and Chief Operating Officer of the Company, has entered into a Management Retention Agreement (the "Chen Agreement") with the Company. Terms of the Chen Agreement include serving as Chief Executive Officer of the Company, serving as a director of the Company, signing bonus, base salary, target bonus, retention bonus, payment under phantom equity or long term incentive programs and severance payments and benefits. For a more detailed description of the Chen Agreement, see the
Schedule 14D-9, "Additional Agreements, Arrangements and Understandings."

                         EXECUTIVE OFFICER COMPENSATION

EXECUTIVE COMPENSATION

  The following table sets forth all compensation awarded, earned or paid for services rendered in all capacities to the Company during fiscal years ended September 30, 1994, 1993 and 1992 to the Company's Chief Executive Officer and each of its four other most highly compensated executive officers who were serving as executive officers at the end of fiscal 1994. This information includes the dollar values of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred. The Company does not grant SARs and, other than options, has no other long-term compensation programs.

                           SUMMARY COMPENSATION TABLE

                                                       LONG-TERM
                                                      COMPENSATION
                                                         AWARDS
                            ANNUAL COMPENSATION       ------------
                         -------------------------     SECURITIES   ALL OTHER
   NAME AND PRINCIPAL          SALARY      BONUS       UNDERLYING  COMPENSATION
        POSITION         YEAR   ($)         ($)       OPTIONS (#)      ($)
   ------------------    ---- --------    --------    ------------ ------------
Richard H. Lussier...... 1994 $363,463    $    -0-      156,000      $12,115(1)
 Chief Executive Officer 1993  332,116     165,900       25,000        7,306
  and Chairman of the    1992  320,413         -0-       60,000        7,219
  Board
John S. Chen............ 1994  290,779         -0-       81,000       64,427(2)
 President and Chief     1993  246,623      99,540       95,000        5,570
  Operating Officer      1992  208,068      56,175       35,000        5,321

Edward W. Scott, Jr..... 1994  224,214         -0-          -0-       73,352(3)
 Executive Vice          1993  209,997      66,360       15,000      149,701
  President              1992  215,884         -0-       15,000      143,093

Mitchell Mandich........ 1994  210,338      60,315(4)    12,500        6,836(5)
 Senior Vice President   1993  170,958(6)   15,000       75,000        3,425
                         1992                  N/A

Allan D. Smirni......... 1994  169,345         -0-        7,500        9,725(7)
 Vice President, General 1993  155,172      31,007        5,000        5,933
  Counsel                1992  148,386         -0-       13,000        6,261

- --------
(1) Represents $4,673 for a 401(k) Plan matching contribution and $7,442 for life insurance premiums.
(2) Represents $56,800 to compensate Mr. Chen for interest due on a loan in the amount of $100,000, which loan was repaid in full by Mr. Chen, plus compensation for taxes associated with such interest; $5,562 for a 401(k) Plan matching contribution and $2,065 for life insurance premiums.
(3) Represents forgiveness of principal and interest in the amount of $68,967 under a 9.0% promissory note in the original amount of $300,000 made to Mr. Scott in 1990, and $4,385 for life insurance premiums. (See "CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS.")
(4) Represents commission bonus.
(5) Represents $4,411 for a 401(k) Plan matching contribution and $2,425 for life insurance premiums.
(6) Includes salary for a partial year (employment date 1-18-93).
(7) Represents $5,433 for a 401(k) Plan matching contribution and $4,292 for life insurance premiums.

STOCK OPTION GRANTS AND EXERCISES

  The following table sets forth further information regarding individual grants of options during fiscal 1994 to each of the executive officers named in the Summary Compensation Table above. All such grants were made pursuant to the Company's Amended 1982 Incentive Stock Option Plan. In accordance with the rules of the SEC, the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their respective ten-year terms based on assumed annualized rates of compound stock price appreciation of 5% and 10% from the dates the options were granted to the end of the respective option terms. Actual gains, if any, on option exercises are dependent on the future performance of the Company's Common Stock and overall market conditions. There can be no assurance that the potential realizable values shown in this table will be achieved.

                          OPTION GRANTS IN FISCAL 1994

                                       INDIVIDUAL GRANTS
                         ---------------------------------------------
                                                                            POTENTIAL
                                                                       REALIZABLE VALUE AT
                                                                         ASSUMED ANNUAL
                         NUMBER OF                                       RATES OF STOCK
                         SECURITIES PERCENTAGE OF                      PRICE APPRECIATION
                         UNDERLYING TOTAL OPTIONS                              FOR
                          OPTIONS     GRANTED TO   EXERCISE              OPTION TERM(3)
                          GRANTED    EMPLOYEES IN   PRICE   EXPIRATION -------------------
          NAME             (#)(1)   FISCAL 1994(2)  ($/SH)     DATE     5% (5)   10% ($)
          ----           ---------- -------------- -------- ----------  ------  ----------
Richard H. Lussier......   80,000        7.16       $14.75   01/25/04  $742,096 $1,880,616
                           76,000        6.80         8.88   09/22/04   424,189  1,074,979
John S. Chen............   15,000        1.34        14.75   01/25/04   139,143    352,616
                           66,000        5.91         8.88   09/22/04   368,375    933,535
Edward W. Scott, Jr.....      -0-         N/A          N/A        N/A       N/A        N/A
Mitchell Mandich........   12,500        1.12        14.75   01/25/04   115,952    293,846
Allan D. Smirni.........    7,500        0.67        14.75   01/25/04    69,571    176,308

- --------
(1) Stock options are granted with an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. Options generally become exercisable 25% after the first year and monthly thereafter at the rate of 1/48 of the total grant, and are fully exercisable after 4 years. Options lapse after ten years or, if earlier, 3 months after termination of employment.
(2) Based on 1,117,500 shares granted during fiscal 1994.
(3) Potential realizable values are net of exercise price but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, based on the SEC rules. Actual realizable values, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the option holders' continued employment through the vesting period.

  The following table sets forth certain information concerning the exercise of stock options during fiscal 1994 by each of the executive officers named in the Summary Compensation Table above and the number and value at September 30, 1994, of unexercised options held by said individuals.

                   AGGREGATED OPTION EXERCISES IN FISCAL 1994
                      AND SEPTEMBER 30, 1994 OPTION VALUES

                                                NUMBER OF SECURITIES     VALUE OF UNEXERCISED(1)
                           SHARES              UNDERLYING UNEXERCISED    IN-THE-MONEY OPTIONS AT
                          ACQUIRED    VALUE      OPTIONS AT 9/30/94            9/30/94 ($)
                         ON EXERCISE REALIZED ------------------------- --------------------------
                             (#)      ($)(1)  EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
                         ----------- -------- ------------------------- --------------------------
Richard H. Lussier......     -0-       N/A         193,900      144,080 $      10,157 $       781
John S. Chen............     -0-       N/A         123,327      145,673        14,219       1,094
Edward W. Scott, Jr.....     -0-       N/A          41,371        1,729         6,094         469
Mitchell Mandich........     -0-       N/A          31,238       42,262           -0-         -0-
Allan D. Smirni.........     -0-       N/A          35,456        7,649         2,031         156

- --------
(1) Based on a fair market value of $8.50 per share as of September 30, 1994, the closing price of the Company's Common Stock on that date as reported by the Nasdaq National Market.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  In fiscal year ended September 30, 1994, Messrs. Guinn, Spangle and Wells served as members of the Compensation Committee. No member of the Compensation Committee is or was formerly an officer or an employee of the Company or its subsidiaries.

  No interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS

  The Company has employment agreements for the following executive officers of the Company: Richard H. Lussier, John S. Chen, Kent L. Robertson, Edward W. Scott, Jr., Allan D. Smirni and William M. Wishart. The agreements cover the conditions under which termination severance and benefits will be paid by the Company. If termination is for cause, is due to death or disability or is voluntary and not related to a change in control, no severance or benefits will be paid under the agreements. If a change in control of the Company occurs as defined in the agreements, then severance and benefits will be paid as follows:
(i) for involuntary termination within 12 months after the change in control, severance equal to 200% of annual base salary and the average of annual cash bonuses paid for three years and 24 months of continued benefits; (ii) for voluntary termination within 6 months after the change in control, severance is equal to 100% of annual base salary and the average of annual cash bonuses paid for three years and 12 months of continued benefits. In the event of involuntary termination not related to a change in control, severance is equal to 100% of annual base salary and the average of annual cash bonuses paid for three years and 12 months of continued benefits will be paid. The agreements terminate upon the earlier of (i) the date that all obligations of the executive officer and the Company are satisfied, (ii) June 30, 1996 or (iii) twenty-four months after a change in control.

                        COMPENSATION COMMITTEE REPORT ON
                             EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE POLICY

  The Compensation Committee of the Board of Directors (the "Committee") was responsible for setting executive compensation policy and determining the compensation paid to executive officers of the Corporation. The Committee was comprised of Messrs. Guinn, Spangle and Wells, all of whom are non-employee Directors of the Company.

  The Company's executive compensation programs are designed to enable it to attract, retain and reward qualified executives while maintaining a strong and direct link between executive pay, the Company's financial performance and stockholder returns. The Committee believes that officers and other employees should have a significant stake in the Company's stock price performance under programs which link executive compensation to stockholder return. This is accomplished through the executive compensation program. There are three main components of the executive compensation program: base salaries, annual bonuses and stock-based long-term incentives.

BASE SALARIES

  The Committee believes that it is in the best interests of stockholders to manage and fix compensation costs at industry rates to enable the Company to secure qualified and talented executive officers under the rapidly changing market conditions in the high technology industry. Accordingly, base salaries for the Company's executive officers have been targeted at average rates paid by competitors to enable the Company to retain highly skilled executives and to attract others as necessary.

  Base salaries are reviewed annually with the assistance of an independent compensation consultant firm and are adjusted based on individual performance, average increases in high technology companies and general industry, and the going rate for similar positions in similar sized companies in the same geographic area. In this group of companies, the Company targets its base salaries at the median level.

  The independent compensation consultant firm provides the Company with assistance in research and survey analysis of total executive compensation for competitors and for companies with similar size and products. The compensation of the President and Chief Executive Officer is also directly related to the results of operations and the balance sheet and cash flows for the fiscal year of the Company.

  Richard H. Lussier, the Chief Executive Officer and Chairman of the Board, received a salary increase of 8.57% based on an analysis of the foregoing factors. This salary increase was effective at the beginning of fiscal year 1995. For all executive officer positions, actual base salary levels are currently at the targeted average levels of the competition.

ANNUAL BONUSES

  The Company maintains a Management Incentive Plan ("MIP") which provides executive officers and other key management employees the opportunity to earn annual cash bonuses. The MIP is intended to motivate and reward officers for the attainment of the Company's annual pretax income and revenue goals, as determined by the Committee. The total bonus compensation for the Company's executive officers has also been targeted at average rates paid by competitors. For all executive officer positions, actual total bonus compensation levels are currently at the targeted average level of the competition.

  The MIP formula begins to result in bonus payments as a percentage of each individual's target MIP award, when actual performance reaches a predetermined percentage of the preset goal. The payout percent increases in a linear fashion until 100% of the preset goals is achieved, whereupon 100% of a target MIP award would be paid. Above 100% of preset goal performance, the MIP payout percentage differs for the pretax and revenue goals. When actual pretax income exceeds the preset pretax income target, the actual MIP award paid is 100% of target plus an accelerated percentage for each 1% that actual pretax income exceeds the target. This design results in a highly leveraged total annual compensation program at the Company. It will result in above average total annual compensation in years of above-average performance, and conversely, it will result in below-average total annual compensation in years of below-average performance. The Committee believes that this pay-for-performance result is beneficial to stockholders' interests.

  The Company's fiscal 1994 performance did not exceed the minimum percentage of the goals established by the Committee. As a result, under the application of the MIP formula, no MIP bonus awards were paid.

LONG-TERM INCENTIVES

  The Committee utilizes stock options as the sole form of long-term incentives. Stock options are normally granted to executives on an annual basis each January under the Amended 1982 Incentive Stock Option Plan. The Committee believes that this program serves to link management and stockholder interests and motivate executives to make long-term decisions and investments that will serve to increase the long-term total return to stockholders. Executive officers received stock option grants during fiscal 1994 (see "Option Grants in Fiscal 1994"). The Company does not have a policy that requires or encourages the Committee to qualify stock options awarded to executive officers for deductibility under Section 162(m) of the Internal Revenue Code of 1986, as amended. However, the Committee does consider the net cost to the Company in making all compensation decisions.

  Grants of stock options for all participants are not made on the basis of any formal guideline, but rather on the basis of an assessment of individual performance, the relative position of the optionee and relative contribution of the optionee. The allocation of shares granted is governed by the overall constraint of managing the available pool of shares preapproved by stockholders for options. While the grants are intended to be consistent with average competitive practice, the ultimate value received by option holders is directly linked to increases in the Company's stock price and the number of shares granted to a participant.

                     COMPENSATION COMMITTEE

                     Donald E. Guinn
                     Clarence W. Spangle
                     George D. Wells

                               PERFORMANCE GRAPH


  The stock price performance graph depicted below shall not be deemed incorporated by reference by any general statement incorporating by reference this information statement into any filing under the Securities Act of 1933, as amended or under the Securities Exchange Act of 1934, as amended. The stock price performance on the graph is not necessarily an indicator of future price performance.

  The graph below compares the cumulative return of Pyramid Common Stock with the cumulative total return on the Standard & Poor's 500 Composite Index and the Standard & Poor's High Technology Composite Index. The cumulative return depicted is based upon an initial investment of $100 over five years on September 30, 1989 (the last trading day of fiscal 1989), and assumes reinvestment of dividends.

                         [GRAPH APPEARS HERE]

                   COMPARISON OF FIVE YEAR CUMULATIVE RETURN
                   AMONG PYRAMID, S&P 500 AND S&P HIGH TECH

                                                           S&P
Measurement period                             S&P         HIGH
(Fiscal Year Covered)           PYRAMID        500         TECH
- ---------------------           --------     --------    --------
Measurement PT -
09/89                            $ 100        $ 100       $ 100

FYE 09/90                        $ 107        $  91       $  86
FYE 09/91                        $ 107        $ 119       $ 105
FYE 09/92                        $  59        $ 132       $ 107
FYE 09/93                        $ 147        $ 149       $ 130
FYE 09/94                        $  58        $ 155       $ 151


[LETTERHEAD OF SMITH BARNEY
APPEARS HERE]

                                                                January 20, 1995

The Board of Directors
Pyramid Technology Corporation
3860 North First Street
San Jose, CA 95134-1702

Members of the Board:

  In connection with the proposed acquisition of Pyramid Technology Corporation ("Pyramid" or the "Company"), by Siemens Nixdorf Informationssysteme AG ("Siemens" or "Parent"), you have requested our opinion as to the fairness, from a financial point of view, of the consideration of $16.00 net per share in cash to be received by the holders of the common stock of Pyramid, pursuant to an Agreement and Plan of Merger, dated January 20, 1995 by and among Pyramid, Siemens, and Siemens Nixdorf Mid-Range Acquisition Corp. ("Purchaser") (Siemens Nixdorf Mid-Range Acquisition Corp. is a wholly-owned subsidiary of Siemens) (the "Merger Agreement"). As more fully described in the Merger Agreement, and subject to the terms and conditions specified therein, Siemens Nixdorf Mid-Range Acquisition Corp. shall commence a tender offer to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company (the "Company Common Stock") (shares of Company Common Stock being hereinafter collectively referred to as "Shares"), other than Shares owned by Siemens, for $16.00 per share (the "Offer") and if the Offer is consummated, a subsequent cash merger between Pyramid and Siemens Nixdorf Mid-Range Acquisition Corp., pursuant to which each share of the Company Common Stock which has not been purchased pursuant to the Offer, other than any Shares owned by Parent, Purchaser or any of its affiliates or Shares issuable upon the exercise of the Parent Warrant (as defined in the Merger Agreement), shall be canceled and extinguished and be converted into and become a right to receive in cash the highest price per share paid pursuant to the Offer (the "Merger").

  In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Pyramid concerning the business, operations and prospects of Pyramid. We examined certain publicly available business and financial information relating to Pyramid and Siemens as well as certain financial forecasts and other data for Pyramid which were provided to us by senior management of Pyramid. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: the Company's historical and projected earnings and the capitalization and financial condition of Pyramid. We also considered, to the extent publicly available, the financial terms of certain other similar transactions which we deemed comparable to the Merger and analyzed certain financial and other publicly available information relating to the businesses of other companies whose operations we considered comparable to Pyramid. In addition, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed necessary to arrive at our opinion.

The Board of Directors
Pyramid Technology Corporation
Page 2

  In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information publicly available or furnished to or otherwise discussed with us. With respect to financial forecasts and other information provided to or otherwise discussed with us, we assumed that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Pyramid as to the expected future financial performance of Pyramid. We have assumed the correctness of, and relied upon the representations of Siemens and Pyramid, pursuant to the Merger Agreement, and have not attempted to independently verify any such information. We have not made or been provided with an independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Pyramid, nor have we made any physical inspection of the properties or assets of Pyramid. Our opinion is necessarily based upon financial, stock market and other conditions and circumstances existing and disclosed to us as of the date hereof.

  Smith Barney has been engaged to render financial advisory services to Pyramid in connection with the Offer and Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We will also receive a fee upon the delivery of this opinion. We have in the past provided financial advisory and investment banking services to Pyramid and have received fees for the rendering of such services. In addition, we and our affiliates (including The Travelers Inc. and its affiliates) may maintain business relationships with Pyramid, Siemens and their affiliates.

  Our advisory services, and the opinion expressed herein, are provided solely for the use of Pyramid's Board of Directors in its evaluation of the proposed Offer and Merger and are not on behalf of, and are not intended to confer rights or remedies upon, Siemens or its affiliates, any stockholder of Pyramid or Siemens, or any person other than Pyramid's Board of Directors. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Smith Barney be made, without our prior written consent; provided however, that we consent to the inclusion of this opinion in any Proxy Statement, 14D-9 or otherwise in connection with the proposed transaction.

  Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the consideration to be received by stockholders of Pyramid, pursuant to the Offer and the Merger, is fair, from a financial point of view.

Very Truly Yours,

Smith Barney Inc.

                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER                        DESCRIPTION                             PAGE
 -------                       -----------                         ------------
   2.1   Agreement and Plan of Merger, dated as of January 20,
          1995, by and among Siemens, Purchaser and the Company.
   4.1   Amendment to Amended and Restated Common Shares Rights
          Agreement, dated as of January 20, 1995...............
  10.1   Form of Indemnification Agreement between the Company
          and each of its directors and executive officers......
  10.2   Statement of Employment Terms, dated as of July 1,
          1991, between Richard H. Lussier and the Company......
  10.3   Statement of Employment Terms, dated as of August 5,
          1991, between John S. Chen and the Company............
  10.4   Management Retention Agreement, dated as of January 20,
          1995, between John S. Chen and the Company............
  10.5   Statement of Employment Terms, dated as of January 25,
          1994, between Kent L. Robertson and the Company.......
  10.6   Statement of Employment Terms, dated as of October 14,
          1992, between Edward W. Scott, Jr. and the Company....
  10.7   Statement of Employment Terms, dated as of May 27,
          1992, between Allan D. Smirni and the Company.........
  10.8   Statement of Employment Terms, dated as of May 27,
          1992, between William M. Wishart and the Company......
  10.9   Common Stock and Warrant Purchase Agreement, dated as
          of August 21, 1994, between the Company and Siemens
          Nixdorf Information Systems, Inc.**...................
  10.10  Warrant to Purchase 1,330,000 Shares of Common Stock,
          dated as of September 12, 1994........................
  10.11  Software and Hardware License Agreement, dated as of
          September 1, 1994, between the Company and Siemens
          Nixdorf Informationssysteme AG***.....................
  10.12  Registration Rights Agreement, dated as of September
          13, 1994, by and between the Company and Siemens
          Nixdorf Information Systems, Inc. ....................
  20.1   The Company's Information Statement pursuant to Section
          14(f) of the Securities Exchange Act of 1934 and Rule
          14f-1 thereunder (see Annex A)*.......................
  20.2   Copy of Letter to Company Stockholders, dated January
          27, 1995*.............................................
  99.1   Form of Press Release issued by the Company and Siemens
          on January 23, 1995...................................
  99.2   Form of Press Release issued by the Company and SNI AG
          on January 27, 1995...................................
  99.3   Opinion of Smith Barney, dated January 20, 1995 (see
          Annex B)*.............................................

- --------
  * Included in materials being distributed to stockholders of the Company.
 ** Incorporated by reference from Exhibit 10.51 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994.
*** Incorporated by reference from Exhibit 10.52 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994. The Company has applied for confidential treatment for portions of this agreement, by letter dated December 14, 1994. Such request for confidential treatment is pending.